Walthausen & Co., LLC
2691 Route 9, Suite 102
Malta, NY 12020

October 9, 2020

To: Walthausen Funds
2691 Route 9, Suite 102
Malta, NY 12020

Dear Trustees:

     Pursuant to a Services Agreement dated as of January 30, 2013, you have engaged Walthausen & Co., LLC to perform the services described in the Services Agreement for the Walthausen Focused Small Cap Value Fund (the "Fund"), formerly the Walthausen Select Value Fund.

     Effective October 15, 2020, we hereby agree to reduce the Services Agreement fee to 0.20% of the Fund’s average daily net assets.

Very truly yours, Walthausen & Co., LLC By: /s/ Stanley M. Westhoff Jr. Print Name: Stanley M. Westhoff Jr. Title: Managing Director

Acceptance: The foregoing agreement is hereby accepted.

Walthausen Funds By: /s/ Mark L. Hodge Print Name: Mark L. Hodge Title: Secretary